Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: FALCONBRIDGE LIMITED

TSX SYMBOL: FAL.LV
NYSE SYMBOL: FAL

September 6, 2005

Falconbridge Discovers Significant New Greenfield Nickel Deposits In Brazil

TORONTO, ONTARIO — (CCNMatthews — Sept. 6, 2005) —

Company to Pursue Extensive Exploration Program on Promising Properties

Falconbridge Limited's (TSX:FAL.LV)(NYSE:FAL) wholly-owned Brazilian subsidiary, Falconbridge Brasil Ltda., today announced that it has discovered two new significant nickel deposits on its Araguaia Nickel Laterite properties in the Para State of northern Brazil. An extensive exploration program on these promising properties is being conducted by the Company.

These are completely new grassroots discoveries in an area where the first recorded drilling for base metals was completed by Falconbridge's exploration team in October of 2004.

Drilling Program

Since 2004, 288 diamond drill holes (13,536 metres) have been completed at the Serra do Tapa deposit and 152 diamond-drill holes (4,257 metres) have been completed on the Vale dos Sonhos deposit located 10 kilometres to the southeast of Serra do Tapa. More than 150 drill holes have been completed for which assays are pending. To date the drilling has been conducted on lines 320 metres apart along the deposits with holes 80 metres apart along the lines. This drill spacing is too wide to properly determine an inferred resource; however, in-fill drilling to 160-metre line spacing is ongoing at present with a plan to complete drilling to 80 metres by 80 metres in order to provide sufficient data to commence scoping level economic studies in 2006.

Project Characteristics

Work is ongoing to classify the laterite mineralization. Based on the initial analysis, the mineralization is predominantly a combination of saprolite and transitional nickel laterite with only a minor component that would be classified as limonitic. The deposit is hosted within the Cinzeiro ophiolite complex, which extends 90 kilometres in a north-south orientation and is a similar geological setting as many of the large nickel laterite deposits globally, including the Falcondo operations in the Dominican Republic and all of the deposits in New Caledonia. The project is located in the Municipality of Xinguara in Para State of northern Brazil, approximately 100 kilometres southeast of the Carajas mineral province, which is the center for the major iron ore production in Brazil. The area is well serviced by roads, hydro power and rail.

The deposits occur on properties owned by Falconbridge or where Falconbridge has the right to earn a 100% interest, by completing a series of cash payments totalling US$2.4 million staged over eight years.

Serra do Tapa Deposit

The Serra do Tapa deposit is rather unique due to the exceptional thicknesses of the laterite profile in the northern part of the deposit where locally the weathered profile exceeds 100 metres thick. The deposit has been traced for approximately five kilometres in a north-south direction and remains open to the north and south. As it is known presently, it ranges from 800 metres to 1.5 kilometre wide with the eastern boundary not yet completely delimited. To date 288 drill holes have been completed at Serra do Tapa. Complete assay results have been received for 160 drill holes of which 116 contained mineralized intercepts with grades greater than 1% nickel and thickness of at least two metres. Based on these drill holes, overburden depth ranges from 0 to 50 metres and average 10.5 metres. The thickness of mineralized intervals using a 1% nickel minimum cut-off ranges from two metres to 93.3 metres and averages 16.5 metres.

The 10 top drill holes at Serra do Tapa for which assays have been received to date include:

Hole	FROM (metres)	Intercept metres	Ni%	Co%	Fe%	MgO%	SiO2%
FCZ-04-23	10.00	54.00	1.69	0.05	13.63	19.77	42.49
including	10.00	23.50	2.39	0.06	15.70	9.77	47.35
TC09-560-160	1.80	61.65	1.70	0.02	12.77	21.60	42.04
including	2.60	30.40	2.02	0.03	14.32	21.15	39.72
TC09-640-160	2.65	93.35	1.73	0.08	21.86	12.59	35.69
including	2.65	54.85	2.21	0.04	12.82	18.06	43.37
TC10-160-320	4.25	39.25	1.79	0.04	15.29	18.64	41.62
including	4.25	19.40	2.23	0.03	10.89	21.52	44.36
TC10-640-720	4.90	69.10	1.43	0.03	14.63	17.64	44.49
including	6.10	26.10	1.72	0.04	17.62	12.68	44.27
TC11-640-080	15.20	44.80	1.64	0.07	20.12	11.58	40.40
including	15.20	14.60	1.98	0.05	17.43	7.98	44.38
TC11-640-160	2.80	65.45	1.63	0.05	15.78	14.70	45.79
including	2.80	39.20	1.83	0.04	12.70	17.32	47.19
TC11-720-160	9.70	39.60	1.75	0.06	16.64	13.70	44.22
including	10.60	19.00	2.08	0.06	16.40	13.56	44.15

TC11-800-160	37.50	54.50	1.41	0.06	17.93	18.01	37.08
including	79.00	9.50	1.81	0.07	23.83	7.54	36.39
TD11-080-160	15.10	73.90	1.29	0.06	18.07	14.83	41.69
including	15.10	13.60	1.85	0.06	15.16	13.03	44.14

A full list of the assays and diamond-drill information received to date is appended to the end of this release. Four diamond drills continue delineating the deposit.

Vale dos Sonhos Deposit

Mineralization at the Vale dos Sonhos deposit has been identified along a four kilometre zone oriented approximately north-northwest and ranges from 1.2 kilometre wide in the north to approximately 600 metres wide in the south.

To date 152 drill holes have been completed at Vale dos Sonhos. Complete assay results have been received for 116 drill holes of which 69 contained mineralized intercepts with grades greater than 1% nickel and thickness of at least two metres. Based on these drill holes, overburden depth ranges from 0 to 18 metres and averages 4.6 metres. The thickness of mineralized intervals using a 1% nickel minimum cut-off ranges from two metres to 21.5 metres and averages 8.1 metres.

The top ten intersections from Vale dos Sonhos to date include:

Hole	FROM m	Intercept m	Ni%	Co%	Fe%	MgO%	SiO2%
FCZ-04-24	8.00	14.00	1.92	0.04	13.47	22.45	37.14
Including	8.00	7.00	2.74	0.06	19.09	13.54	34.43
SI25-800-160	2.70	12.05	1.58	0.05	22.91	18.78	28.26
Including	3.70	6.80	1.86	0.06	28.10	12.89	24.59
SJ25-160-480	3.60	14.40	2.13	0.10	28.05	12.49	24.10
Including	5.80	8.90	2.56	0.10	30.54	8.10	23.18
SJ25-400-640	7.15	14.85	1.45	0.08	19.65	21.99	31.37
Including	11.25	6.25	1.63	0.05	15.45	24.09	35.62
SJ25-480-480	1.75	11.70	2.83	0.15	28.17	7.67	26.97

Including	2.75	9.25	3.18	0.17	28.74	6.19	27.20
SJ25-560-640	13.10	8.90	2.19	0.07	15.61	18.73	37.34
Including	13.10	6.00	2.79	0.09	18.77	12.79	35.50
SJ26-320-160	10.00	16.50	1.42	0.11	26.40	16.24	27.49
Including	14.55	5.45	1.61	0.12	29.01	14.24	26.69
SJ26-480-160	2.50	21.50	1.37	0.10	23.14	19.31	29.35
Including	6.80	12.20	1.57	0.09	21.28	19.54	31.80
SJ26-480-480	3.35	16.65	1.76	0.05	15.12	24.00	36.14
Including	3.35	9.65	2.04	0.06	17.59	18.62	36.28
SJ26-720-160	3.00	21.25	1.39	0.07	14.29	27.26	34.41
Including	3.00	8.40	2.00	0.15	24.08	17.29	27.30

As with Serra Tapa a full list of diamond-drill results received to date are appended at the end of this release and posted on the Falconbridge web site at www.falconbridge.com. Drilling is expected to recommence at Vale dos Sonhos in November upon completion of the current phase of drilling on the northern part of Serra Tapa.

Land Position

On the basis of airborne surveys covering approximately 22,000 square kilometres in the region, Falconbridge has consolidated its ground position over the key targets such that it now controls mineral rights (Exploration Licenses) to 3,800 square kilometres (380,000 hectares). Falconbridge has also submitted applications for an additional 200,000 hectares in the same belt.

The Araguaia project represents an early-stage discovery. However, results to date are highly encouraging. Falconbridge is aggressively drilling the Serra do Tapa and Vale dos Sonhos deposits with the intent of completing an inferred resource and commencing scoping level economic evaluations in the first quarter of 2006. Concurrently with the deposit drilling Falconbridge is evaluating numerous other targets within the extensive, relatively unexplored land package.

Quality Control

Direct supervision of the project is by Helio Diniz, the Company's Exploration Manager in Brazil with oversight from David Gower (P.Geo). Mr. Gower is the General Manager of Nickel Exploration and a Qualified Person under National Instrument 43-101 guidelines. The company employs a QA/QC protocol on all aspects of the analytical procedures. Core samples are split on plastic sheets in order to preserve fines and one half of the core is restored to the core box for future reference. Samples are taken in one-metre intervals or less. Sample preparation is completed at the SGS — Lakefield preparation lab at Parauapebas and assayed at SGS Lakefield lab in Belo Horizonte using XRF. A blank sample is inserted every forty samples and standard samples representing a range of grades are inserted at intervals of twenty samples. Five percent of pulps are re-analysed at ALS-Chemex, Vancouver.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

NOTE: The Table of Assay Data is available on CCNMatthews' website at: http://www2.ccnmatthews.com/database/fax/2000/fltab.pdf

NOTE: A Map is available on CCNMatthews' website at: http://www2.ccnmatthews.com/database/fax/2000/fa10906f.pdf

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Denis Couture — Senior Vice-President, Investor Relations,
Public Affairs & Communications
(416) 982-7020
denis.couture@falconbridge.com

INDUSTRY: MNG
SUBJECT: MEX

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